SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34086; File No. 812-15083

Principal Diversified Select Real Asset Fund, et al.

November 4, 2020

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under Sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and Rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by Sections 17(d) and 57(a)(4) of the Act and Rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain closed-end investment companies and business development companies to co-invest in portfolio companies with affiliated investment funds.

Applicants: Principal Diversified Select Real Asset Fund ("Existing Regulated Fund"), Principal Global Investors, LLC ("PGI"), Principal Life Insurance Company ("PLIC"), Principal Real Estate Strategic Debt Fund I, LP ("Existing Affiliated Fund"), and Principal Real Estate Investors, LLC ("PrinREI").

Filing Dates: The application was filed on December 12, 2019, and amended on April 1, 2020, June 16, 2020, August 18, 2020, August 31, 2020, and October 22, 2020.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by emailing the Commission's Secretary at Secretarys-Office@sec.gov and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on November 30, 2020, and should be accompanied by proof of service on Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Attn: John L. Sullivan, Sullivan.john.l@principal.com.

FOR FURTHER INFORMATION: Joseph Toner, Senior Counsel, at (202) 551-7595, or David Nicolardi, Branch Chief, at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an Applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Introduction:

1.   Applicants request an order of the Commission under Sections 17(d) and 57(i) and Rule 17d-1 thereunder (the "Order") to permit, subject to the terms and conditions set forth in the application (the "Conditions"), a Regulated Fund[1] and one or more other Regulated Funds and/or

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[1]   "Regulated Funds" means the Existing Regulated Fund and any Future Regulated Funds. "Future Regulated Fund" means a closed-end management investment company (a) that is registered under the Act or has elected to be regulated as a BDC, (b) whose investment adviser (and sub-adviser(s), if any) is an Adviser (defined below), and (c) that intends to participate in the Co-Investment Program (defined below). "Adviser" means (a) PGI, (b) PrinREI, and (c) any future investment adviser that (i) controls, is controlled by or is under common control with PGI and (ii) is registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), and (iii) is not a Regulated Fund or a subsidiary of a Regulated Fund. An Adviser will not rely on the requested Order with respect to any investment vehicles it manages that have a sub-adviser other than to the extent those vehicles are sub-advised by an Adviser. "Co-Investment Program" means the proposed co-investment program that would permit one or more Regulated Funds and/or one or

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one or more Affiliated Funds[2] to enter into Co-Investment Transactions with each other. "Co-Investment Transaction" means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub[3]) participated together with one or more Affiliated Funds and/or one or more other Regulated Funds in reliance on the Order. "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.[4] For the avoidance of doubt, investment opportunities that are sourced by sub-advisers that are not Advisers are excluded from the definitions of Potential Co-Investment Transaction. Only investment opportunities that are sourced by Advisers will be considered Potential Co-Investment Transactions.

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more Affiliated Funds to participate in the same investment opportunities where such participation would otherwise be prohibited under Section 57(a)(4) and Rule 17d–1 by (a) co-investing with each other in securities issued by issuers in private placement transactions in which an Adviser negotiates terms in addition to price, and (b) making Follow-On Investments (defined below). The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act of 1933 (the "Securities Act").

[2] "Affiliated Fund" means the Existing Affiliated Fund, the PFG Accounts (defined below), and any entity (a) whose investment adviser (and sub-adviser(s), if any) is an Adviser, (b) that either (x) would be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the Act or (y) relies on Rule 3a-7 under the Act, and (c) that intends to participate in the Co-Investment Program. "PFG Accounts" means PLIC, and any future direct or indirect wholly-owned or majority-owned subsidiaries Principal Financial Group, Inc. ("PFG") that intend to participate in Co-Investment Transactions.

[3] "Wholly-Owned Investment Sub" means an entity (i) that is wholly-owned by a Regulated Fund (with such Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments on behalf of such Regulated Fund; (iii) with respect to which such Regulated Fund's Board (defined below) has the sole authority to make all determinations with respect to the entity's participation under the Conditions; and (iv) that would either (a) be an investment company but for Section 3(c)(1), 3(c)(5)(C), or 3(c)(7) of the Act, or (b) relied on Rule 3a-7 under the Act.

[4] All existing entities that currently intend to rely on the Order have been named as Applicants and any existing or future entities that may rely on the Order in the future will comply with its terms and Conditions set forth in the application.

2.   The Existing Regulated Fund is a Delaware statutory trust that is registered with the Commission under the Act as a closed-end, diversified management investment company. The Existing Regulated Fund relies on Rule 23c-3 under the Act and operates as an interval fund. The Existing Regulated Fund's Board[5] is comprised of a majority of members who are Independent Trustees.[6]

3.   PGI is a Delaware limited liability company that is registered under the Advisers Act. PGI serves as the investment adviser to the Existing Affiliated Funds and to certain asset classes of the PFG Accounts.

4.   PLIC is a stock life insurance company incorporated in Iowa. PLIC operates as an indirect wholly-owned subsidiary of PFG and, with respect to certain asset classes, is advised by PGI and PrinREI pursuant to an investment advisory agreement.

5.   PrinREI is a Delaware limited liability company that is registered under the Advisers Act and (i) serves as the investment manager of the Existing Affiliated Fund and (ii) serves as an investment sub-adviser to the Existing Regulated Fund, and to certain asset classes of the PFG Accounts.

6.   The Existing Affiliated Fund is a Delaware limited partnership. Applicants represent that the Existing Affiliated Fund is a separate and distinct legal entity and it would be an investment company but for Section 3(c)(7) of the Act.

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[5]   "Board" means the board of trustees (or the equivalent) of a Regulated Fund.

[6]   "Independent Trustee" means a member of the Board of any relevant entity who is not an "interested person" as defined in Section 2(a)(19) of the Act. No Independent Trustee of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than indirectly through share ownership in one of the Regulated Funds.

7.	Each of Applicants may be deemed to be directly or indirectly controlled by PFG. Additionally, PGI is an indirect wholly-owned subsidiary of PFG. Thus, PFG may be deemed to control the Regulated Funds and the Affiliated Funds. Applicants state that PFG, however, does not currently offer investment advisory services to any person and is not expected to do so in the future. Applicants state that as a result, PFG has not been included as an Applicant.

8.	Applicants state that a Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs. Such a subsidiary may be prohibited from investing in a Co-Investment Transaction with a Regulated Fund (other than its parent) or any Affiliated Fund because it would be a company controlled by its parent Regulated Fund for purposes of Section 57(a)(4) and Rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of the Regulated Fund that owns it and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the Order, as though the parent Regulated Fund were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the parent Regulated Fund and the Wholly-Owned Investment Sub. Applicants represent that the Board of the parent Regulated Fund would make all relevant determinations under the Conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If the parent Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, Applicants represent that the Board of the parent

Regulated Fund will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub.

Applicants' Representations:

    A.   <u>Allocation Process</u>

    9.   Applicants state that each of PGI and PrinREI are presented with a substantial number of investment opportunities each year on behalf of its clients and must determine how to allocate those opportunities in a manner that, over time, is fair and equitable to all of its clients. Such investment opportunities may be Potential Co-Investment Transactions.

    10.   Applicants represent that the each of PGI and PrinREI has established rigorous processes for allocating initial investment opportunities, opportunities for subsequent investments in an issuer and dispositions of securities holdings reasonably designed to treat all clients fairly and equitably. Further, Applicants represent that these processes will be extended and modified in a manner reasonably designed to ensure that the additional transactions permitted under the Order will both (i) be fair and equitable to the Regulated Funds and the Affiliated Funds and (ii) comply with the Conditions.

    11.   Applicants represent that PGI and PrinREI are, and any future Adviser will be, organized and managed such that the relevant portfolio management teams ("Investment Teams") responsible for evaluating investment opportunities and making investment decisions on behalf of client assets managed by that Adviser are promptly notified of the opportunities made available to the Advisers. If the requested Order is granted, the Advisers will establish, maintain and implement policies and procedures reasonably designed to ensure that, when such opportunities arise, the Advisers to the relevant Regulated Funds are promptly notified and receive the same information about the opportunity as any other Advisers considering the opportunity for their clients. In

particular, consistent with Condition 1, if a Potential Co-Investment Transaction falls within the

then-current Objectives and Strategies[7] and any Board-Established Criteria[8] of a Regulated Fund,

the policies and procedures will require that the relevant Investment Team responsible for that

Regulated Fund receive sufficient information to allow the Regulated Fund's Adviser to make its

independent determination and recommendations under the Conditions.

12.   The Adviser to each applicable Regulated Fund will then make an independent

determination of the appropriateness of the investment for the Regulated Fund in light of the

Regulated Fund's then-current circumstances. If the Adviser to a Regulated Fund deems the

Regulated Fund's participation in such Potential Co-Investment Transaction to be appropriate, it

will formulate a recommendation regarding the proposed order amount for the Regulated Fund.

13.   Applicants state that, for each Regulated Fund and Affiliated Fund whose Adviser

recommends participating in a Potential Co-Investment Transaction, the applicable Investment

Team will approve the investment and the investment amount, and will coordinate an order

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[7]   "Objectives and Strategies" means a Regulated Fund's investment objectives and strategies, as described in its most current registration statement on Form N-2, other current filings with the Commission under the Securities Act or under the Securities Exchange Act of 1934, as amended, and its most current report to stockholders.

[8]   "Board-Established Criteria" means criteria that the Board of a Regulated Fund may establish from time to time to describe the characteristics of Potential Co-Investment Transactions regarding which the Adviser to the Regulated Fund should be notified under Condition 1. The Board-Established Criteria will be consistent with the Regulated Fund's Objectives and Strategies. If no Board-Established Criteria are in effect, then the Regulated Fund's Adviser will be notified of all Potential Co-Investment Transactions that fall within the Regulated Fund's then-current Objectives and Strategies. Board-Established Criteria will be objective and testable, meaning that they will be based on observable information, such as industry/sector of the issuer, minimum EBITDA of the issuer, asset class of the investment opportunity or required commitment size, and not on characteristics that involve a discretionary assessment. The Adviser to the Regulated Fund may from time to time recommend criteria for the Board's consideration, but Board-Established Criteria will only become effective if approved by a majority of the Independent Trustees. The Independent Trustees of a Regulated Fund may at any time rescind, suspend or qualify its approval of any Board-Established Criteria, though Applicants anticipate that, under normal circumstances, the Board would not modify these criteria more often than quarterly.

submission process with a designated representative of each applicable Investment Team of a Regulated Fund and Affiliated Fund. Applicants state further that, at this stage, each proposed order or investment amount may be reviewed and adjusted, in accordance with the applicable Adviser's written allocation policies and procedures.[9] The order of a Regulated Fund or Affiliated Fund resulting from this process is referred to as its "Internal Order." The final Internal Order will be submitted for approval by the Required Majority of any participating Regulated Fund in accordance with the Conditions.[10]

14. If the aggregate Internal Orders for a Potential Co-Investment Transaction do not exceed the size of the investment opportunity immediately prior to the submission of the orders to the underwriter, broker, dealer or issuer, as applicable (the "External Submission"), then each Internal Order will be fulfilled as placed. If, on the other hand, the aggregate Internal Orders for a Potential Co-Investment Transaction exceed the size of the investment opportunity immediately prior to the External Submission, then the allocation of the opportunity will be made pro rata on the basis of the size of the Internal Orders.[11] If, subsequent to such External Submission, the size of the opportunity is increased or decreased, or if the terms of such opportunity, or the facts and circumstances applicable to the Regulated Funds' or the Affiliated Funds' consideration of the

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[9] The reason for any such adjustment to a proposed order amount will be documented in writing and preserved in the records of the Advisers.

[10] "Required Majority" means a required majority, as defined in Section 57(o) of the Act. In the case of a Regulated Fund that is a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to Section 57(o).

[11] The Advisers will maintain records of all proposed order amounts, Internal Orders and External Submissions in conjunction with Potential Co-Investment Transactions. Each applicable Adviser will provide the Eligible Directors (defined below) with information concerning the Affiliated Funds' and Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable Regulated Fund's investments for compliance with the Conditions. "Eligible Directors" means, with respect to a Regulated Fund and a Potential Co-Investment Transaction, the members of the Regulated Fund's Board eligible to vote on that Potential Co-Investment Transaction under Section 57(o) of the Act.

opportunity, change, the participants will be permitted to submit revised Internal Orders in accordance with written allocation policies and procedures that the Advisers will establish, implement and maintain.[12]

B.   Follow-On Investments

15.   Applicants state that from time to time the Regulated Funds and Affiliated Funds may have opportunities to make Follow-On Investments[13] in an issuer in which a Regulated Fund and one or more other Regulated Funds and/or Affiliated Funds previously have invested.

16.   Applicants propose that Follow-On Investments would be divided into two categories depending on whether the prior investment was a Co-Investment Transaction or a Pre-Boarding Investment.[14] If such Regulated Funds and Affiliated Funds had previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Follow-On Investment would be subject to the Standard Review Follow-Ons described in Condition 8. If such Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer but hold a Pre-Boarding Investment, then the

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[12]   However, if the size of the opportunity is decreased such that the aggregate of the original Internal Orders would exceed the amount of the remaining investment opportunity, then upon submitting any revised order amount to the Board of a Regulated Fund for approval, the Adviser to the Regulated Fund will also notify the Board promptly of the amount that the Regulated Fund would receive if the remaining investment opportunity were allocated pro rata on the basis of the size of the original Internal Orders. The Board of the Regulated Fund will then either approve or disapprove of the investment opportunity in accordance with Conditions 2, 6, 7, 8 or 9, as applicable.

[13]   "Follow-On Investment" means an additional investment in the same issuer, including, but not limited to, through the exercise of warrants, conversion privileges or other rights to purchase securities of the issuer.

[14]   "Pre-Boarding Investments" are investments in an issuer held by a Regulated Fund as well as one or more Affiliated Funds and/or one or more other Regulated Funds that were acquired prior to participating in any Co-Investment Transaction: (i) in transactions in which the only term negotiated by or on behalf of such funds was price in reliance on one of the JT No-Action Letters (defined below); or (ii) in transactions occurring at least 90 days apart and without coordination between the Regulated Fund and any Affiliated Fund or other Regulated Fund.

terms and approval of the Follow-On Investment would be subject to the Enhanced-Review Follow-Ons described in Condition 9. All Enhanced Review Follow-Ons require the approval of the Required Majority. For a given issuer, the participating Regulated Funds and Affiliated Funds would need to comply with the requirements of Enhanced-Review Follow-Ons only for the first Co-Investment Transaction. Subsequent Co-Investment Transactions with respect to the issuer would be governed by the requirements of Standard Review Follow-Ons.

17.   A Regulated Fund would be permitted to invest in Standard Review Follow-Ons either with the approval of the Required Majority under Condition 8(c) or without Board approval under Condition 8(b) if it is (i) a Pro Rata Follow-On Investment[15] or (ii) a Non-Negotiated Follow-On Investment.[16] Applicants believe that these Pro Rata and Non-Negotiated Follow-On Investments do not present a significant opportunity for overreaching on the part of any Adviser and thus do not warrant the time or the attention of the Board. Pro Rata Follow-On Investments and

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[15]   A "Pro Rata Follow-On Investment" is a Follow-On Investment (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investments in the issuer or security, as appropriate, immediately preceding the Follow-On Investment, and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in the pro rata Follow-On Investments as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Follow-On Investments, in which case all subsequent Follow-On Investments will be submitted to the Regulated Fund's Eligible Directors in accordance with Condition 8(c).

[16]   A "Non-Negotiated Follow-On Investment" is a Follow-On Investment in which a Regulated Fund participates together with one or more Affiliated Funds and/or one or more other Regulated Funds (i) in which the only term negotiated by or on behalf of the funds is price and (ii) with respect to which, if the transaction were considered on its own, the funds would be entitled to rely on one of the JT No-Action Letters. "JT No-Action Letters" means SMC Capital, Inc., SEC Staff No-Action Letter (pub. avail. Sept. 5, 1995) and Massachusetts Mutual Life Insurance Company, SEC Staff No-Action Letter (pub. avail. June 7, 2000).

Non-Negotiated Follow-On Investments remain subject to the Board's periodic review in accordance with Condition 10.

C.   Dispositions

18.   Applicants propose that Dispositions[17] would be divided into two categories. If the Regulated Funds and Affiliated Funds holding investments in the issuer had previously participated in a Co-Investment Transaction with respect to the issuer, then the terms and approval of the Disposition would be subject to the Standard Review Dispositions requirements described in Condition 6. If the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer but hold a Pre-Boarding Investment, then the terms and approval of the Disposition would be subject to the Enhanced Review Dispositions requirements described in Condition 7. Subsequent Dispositions with respect to the same issuer would be governed by Condition 6.[18]

19.   A Regulated Fund may participate in a Standard Review Disposition either with the approval of the Required Majority under Condition 6(d) or without Board approval under Condition

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[17]   "Disposition" means the sale, exchange or other disposition of an interest in a security of an issuer.

[18]   However, with respect to an issuer, if a Regulated Fund's first Co-Investment Transaction is an Enhanced Review Disposition, and the Regulated Fund does not dispose of its entire position in the Enhanced Review Disposition, then before such Regulated Fund may complete its first Standard Review Follow-On in such issuer, the Eligible Directors must review the proposed Follow-On Investment not only on a stand-alone basis but also in relation to the total economic exposure in such issuer (i.e., in combination with the portion of the Pre-Boarding Investment not disposed of in the Enhanced Review Disposition), and the other terms of the investments. This additional review is required because such findings were not required in connection with the prior Enhanced Review Disposition, but they would have been required had the first Co-Investment Transaction been an Enhanced Review Follow-On.

6(c) if (i) the Disposition is a Pro Rata Disposition[19] or (ii) the securities are Tradable Securities[20] and the Disposition meets the other requirements of Condition 6(c)(ii). Pro Rata Dispositions and Dispositions of a Tradable Security remain subject to the Board's periodic review in accordance with Condition 10.

D. Delayed Settlement

20. Applicants represent that all Regulated Funds and Affiliated Funds participating in a Co-Investment Transaction will invest at the same time, for the same price and with the same terms, conditions, class, registration rights and any other rights, so that none of them receives terms more favorable than any other. However, the settlement date for an Affiliated Fund in a Co-Investment Transaction may occur up to ten business days after the settlement date for the Regulated Fund, and vice versa. Nevertheless, in all cases, (i) the date on which the commitment of the Affiliated Funds and Regulated Funds is made will be the same even where the settlement date is not and (ii) the earliest settlement date and the latest settlement date of any Affiliated Fund or Regulated Fund participating in the transaction will occur within ten business days of each other.

E. Holders

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[19] A "Pro Rata Disposition" is a Disposition (i) in which the participation of each Affiliated Fund and each Regulated Fund is proportionate to its outstanding investment in the security subject to Disposition immediately preceding the Disposition; and (ii) in the case of a Regulated Fund, a majority of the Board has approved the Regulated Fund's participation in pro rata Dispositions as being in the best interests of the Regulated Fund. The Regulated Fund's Board may refuse to approve, or at any time rescind, suspend or qualify, its approval of Pro Rata Dispositions, in which case all subsequent Dispositions will be submitted to the Regulated Fund's Eligible Directors.

[20] "Tradable Security" means a security that meets the following criteria at the time of Disposition: (i) it trades on a national securities exchange or designated offshore securities market as defined in Rule 902(b) under the Securities Act; (ii) it is not subject to restrictive agreements with the issuer or other security holders; and (iii) it trades with sufficient volume and liquidity (findings as to which are documented by the Advisers to any Regulated Funds holding investments in the issuer and retained for the life of the Regulated Fund) to allow each Regulated Fund to dispose of its entire position remaining after the proposed Disposition within a short period of time not exceeding 30 days at approximately the value (as defined by Section 2(a)(41) of the Act) at which the Regulated Fund has valued the investment.

21.   Under Condition 15, if an Adviser, its principals, or any person controlling, controlled by, or under common control with the Adviser or its principals, and the Affiliated Funds (collectively, the "Holders") own in the aggregate more than 25 percent of the outstanding voting shares (the "Shares") of a Regulated Fund, then the Holders will vote such Shares as required under Condition 15; provided however, that Condition 15 will not apply to a Regulated Fund during any time which the Holders in the aggregate own 100% of the Shares of such Regulated Fund.

Applicants' Legal Analysis:

1.   Section 17(d) of the Act and Rule 17d-1 under the Act prohibit participation by a registered investment company and an affiliated person in any "joint enterprise or other joint arrangement or profit-sharing plan," as defined in the rule, without prior approval by the Commission by order upon application. Section 17(d) of the Act and Rule 17d-1 under the Act are applicable to Regulated Funds that are registered closed-end investment companies.

2.   Similarly, with regard to BDCs, Section 57(a)(4) of the Act generally prohibits certain persons specified in Section 57(b) from participating in joint transactions with the BDC or a company controlled by the BDC in contravention of rules as prescribed by the Commission. Section 57(i) of the Act provides that, until the Commission prescribes rules under Section 57(a)(4), the Commission's rules under Section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply to transactions subject to Section 57(a)(4). Because the Commission has not adopted any rules under Section 57(a)(4), Rule 17d-1 also applies to joint transactions with Regulated Funds that are BDCs.

3.   Co-Investment Transactions are prohibited by either or both of Rule 17d-1 and Section 57(a)(4) without a prior exemptive order of the Commission to the extent that the Affiliated Funds and the Regulated Funds participating in such transactions fall within the category of persons

described by Rule 17d-1 and/or Section 57(b), as applicable, vis-à-vis each participating Regulated Fund. Each of the participating Regulated Funds and Affiliated Funds may be deemed to be affiliated persons vis-à-vis a Regulated Fund within the meaning of Section 2(a)(3) by reason of common control because (i) PrinREI manages, and may be deemed to control, the Existing Affiliated Fund; (ii) each of PGI and PrinREI manages, and may be deemed to control, certain asset classes of the PFG Accounts; (iii) PGI is the investment adviser to, and may be deemed to control the Existing Regulated Fund, and an Adviser will be the investment adviser or sub-adviser to, and may be deemed to control, any Future Regulated Fund; and (iv) the Advisers (including PGI and PrinREI) are under common control. Thus, each of the Affiliated Funds could be deemed to be a person related to the Regulated Funds in a manner described by Section 57(b) and related to the other Regulated Funds in a manner described by Rule 17d-1; and therefore the prohibitions of Rule 17d-1 and Section 57(a)(4) would apply respectively to prohibit the Affiliated Funds from participating in Co-Investment Transactions with the Regulated Funds.

4.   In passing upon applications under Rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

5.   Applicants state that in the absence of the requested relief, in many circumstances the Regulated Funds would be limited in their ability to participate in attractive and appropriate investment opportunities. Applicants state that, as required by Rule 17d-1(b), the Conditions ensure that the terms on which Co-Investment Transactions may be made will be consistent with the participation of the Regulated Funds being on a basis that it is neither different from nor less advantageous than other participants, thus protecting the equity holders of any participant from

being disadvantaged. Applicants further state that the Conditions ensure that all Co-Investment

Transactions are reasonable and fair to the Regulated Funds and their shareholders and do not

involve overreaching by any person concerned, including the Advisers. Applicants state that the

Regulated Funds' participation in the Co-Investment Transactions in accordance with the

Conditions will be consistent with the provisions, policies, and purposes of the Act and would be

done in a manner that is not different from, or less advantageous than, that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following Conditions:

1.   Identification and Referral of Potential Co-Investment Transactions.

(a)   The Advisers will establish, maintain and implement policies and procedures

reasonably designed to ensure that each Adviser is promptly notified of all Potential Co-Investment

Transactions that fall within the then-current Objectives and Strategies and Board-Established

Criteria of any Regulated Fund the Adviser manages.

(b)   When an Adviser to a Regulated Fund is notified of a Potential Co-Investment

Transaction under Condition 1(a), the Adviser will make an independent determination of the

appropriateness of the investment for the Regulated Fund in light of the Regulated Fund's then-

current circumstances.

2.   Board Approvals of Co-Investment Transactions.

(a)   If the Adviser deems a Regulated Fund's participation in any Potential Co-

Investment Transaction to be appropriate for the Regulated Fund, it will then determine an

appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the Advisers to be invested in the Potential

Co-Investment Transaction by the participating Regulated Funds and any participating Affiliated

Funds, collectively, exceeds the amount of the investment opportunity, the investment opportunity

will be allocated among them pro rata based on the size of the Internal Orders, as described in

Section III.A.1.b. of the application. Each Adviser to a participating Regulated Fund will promptly

notify and provide the Eligible Directors with information concerning the Affiliated Funds' and

Regulated Funds' order sizes to assist the Eligible Directors with their review of the applicable

Regulated Fund's investments for compliance with these Conditions.

(c)   After making the determinations required in Condition 1(b) above, each Adviser to a

participating Regulated Fund will distribute written information concerning the Potential Co-

Investment Transaction (including the amount proposed to be invested by each participating

Regulated Fund and each participating Affiliated Fund) to the Eligible Directors of its participating

Regulated Fund(s) for their consideration. A Regulated Fund will enter into a Co-Investment

Transaction with one or more other Regulated Funds or Affiliated Funds only if, prior to the

Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority

concludes that:

> (i)   the terms of the transaction, including the consideration to be paid, are
>
> reasonable and fair to the Regulated Fund and its equity holders and do not involve
>
> overreaching in respect of the Regulated Fund or its equity holders on the part of any person
>
> concerned;
>
> (ii)   the transaction is consistent with:
>
> > (A)   the interests of the Regulated Fund's equity holders; and
> >
> > (B)   the Regulated Fund's then-current Objectives and Strategies;
>
> (iii)   the investment by any other Regulated Fund(s) or Affiliated Fund(s) would
>
> not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be

on a basis different from, or less advantageous than, that of any other Regulated Fund(s) or

Affiliated Fund(s) participating in the transaction; provided that the Required Majority shall

not be prohibited from reaching the conclusions required by this Condition 2(c)(iii) if:

    (A)   the settlement date for another Regulated Fund or an Affiliated Fund

in a Co-Investment Transaction is later than the settlement date for the Regulated

Fund by no more than ten business days or earlier than the settlement date for the

Regulated Fund by no more than ten business days, in either case, so long as: (x) the

date on which the commitment of the Affiliated Funds and Regulated Funds is made

is the same; and (y) the earliest settlement date and the latest settlement date of any

Affiliated Fund or Regulated Fund participating in the transaction will occur within

ten business days of each other; or

    (B)   any other Regulated Fund or Affiliated Fund, but not the Regulated

Fund itself, gains the right to nominate a director for election to a portfolio

company's board of directors, the right to have a board observer or any similar right

to participate in the governance or management of the portfolio company so long as:

(x) the Eligible Directors will have the right to ratify the selection of such director or

board observer, if any; (y) the Adviser agrees to, and does, provide periodic reports

to the Regulated Fund's Board with respect to the actions of such director or the

information received by such board observer or obtained through the exercise of any

similar right to participate in the governance or management of the portfolio

company; and (z) any fees or other compensation that any other Regulated Fund or

Affiliated Fund or any affiliated person of any other Regulated Fund or Affiliated

Fund receives in connection with the right of one or more Regulated Funds or

Affiliated Funds to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among any participating Affiliated Funds (who may, in turn, share their portion with their affiliated persons) and any participating Regulated Fund(s) in accordance with the amount of each such party's investment; and

(iv)   the proposed investment by the Regulated Fund will not involve compensation, remuneration or a direct or indirect[21] financial benefit to the Advisers, any other Regulated Fund, the Affiliated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by Condition 14, (B) to the extent permitted by Section 17(e) or 57(k), as applicable, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in Condition 2(c)(iii)(B)(z).

3.   Right to Decline. Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   General Limitation. Except for Follow-On Investments made in accordance with Conditions 8 and 9 below,[22] a Regulated Fund will not invest in reliance on the Order in any issuer in which a Related Party has an investment.[23]

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[21]   For example, procuring the Regulated Fund's investment in a Potential Co-Investment Transaction to permit an affiliate to complete or obtain better terms in a separate transaction would constitute an indirect financial benefit.

[22]   This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

[23]   "Related Party" means (i) any Close Affiliate and (ii) in respect of matters as to which any Adviser has knowledge, any Remote Affiliate. "Close Affiliate" means the Advisers, the Regulated Funds, the Affiliated Funds and any other person described in Section 57(b) (after giving effect to Rule 57b-1) in respect of any Regulated Fund (treating any registered investment company or series thereof as a BDC for

5.   Same Terms and Conditions. A Regulated Fund will not participate in any Potential

Co-Investment Transaction unless (i) the terms, conditions, price, class of securities to be

purchased, date on which the commitment is entered into and registration rights (if any) will be the

same for each participating Regulated Fund and Affiliated Fund and (ii) the earliest settlement date

and the latest settlement date of any participating Regulated Fund or Affiliated Fund will occur as

close in time as practicable and in no event more than ten business days apart. The grant to one or

more Regulated Funds or Affiliated Funds, but not the respective Regulated Fund, of the right to

nominate a director for election to a portfolio company's board of directors, the right to have an

observer on the board of directors or similar rights to participate in the governance or management

of the portfolio company will not be interpreted so as to violate this Condition 5, if Condition

2(c)(iii)(B) is met.

6.   Standard Review Dispositions.

(a)   *General*. If any Regulated Fund or Affiliated Fund elects to sell, exchange or

otherwise dispose of an interest in a security and one or more Regulated Funds and Affiliated Funds

have previously participated in a Co-Investment Transaction with respect to the issuer, then:

(i)   the Adviser to such Regulated Fund or Affiliated Fund will notify each

Regulated Fund that holds an investment in the issuer of the proposed Disposition at the

earliest practical time; and

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this purpose) except for limited partners included solely by reason of the reference in Section 57(b) to
Section 2(a)(3)(D). "Remote Affiliate" means any person described in Section 57(e) in respect of any
Regulated Fund (treating any registered investment company or series thereof as a BDC for this purpose) and
any limited partner holding 5% or more of the relevant limited partner interests that would be a Close
Affiliate but for the exclusion in that definition.

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition.

(b)   *Same Terms and Conditions.* Each Regulated Fund will have the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund.

(c)   *No Board Approval Required.* A Regulated Fund may participate in such a Disposition without obtaining prior approval of the Required Majority if:

(i)   (A) the participation of each Regulated Fund and Affiliated Fund in such Disposition is proportionate to its then-current holding of the security (or securities) of the issuer that is (or are) the subject of the Disposition[24]; (B) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such Dispositions on a pro rata basis (as described in greater detail in the application); and (C) the Board of the Regulated Fund is provided on a quarterly basis with a list of all Dispositions made in accordance with this Condition; or

(ii)   each security is a Tradable Security and (A) the Disposition is not to the issuer or any affiliated person of the issuer; and (B) the security is sold for cash in a transaction in which the only term negotiated by or on behalf of the participating Regulated Funds and Affiliated Funds is price.

(d)   *Standard Board Approval.* In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors and the

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[24]   In the case of any Disposition, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Disposition.

Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

7.   Enhanced Review Dispositions.

(a)   *General.* If any Regulated Fund or Affiliated Fund elects to sell, exchange or otherwise dispose of a Pre-Boarding Investment in a Potential Co-Investment Transaction and the Regulated Funds and Affiliated Funds have not previously participated in a Co-Investment Transaction with respect to the issuer:

(i)   the Adviser to such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds an investment in the issuer of the proposed Disposition at the earliest practical time;

(ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to participation by such Regulated Fund in the Disposition; and

(iii)   the Advisers will provide to the Board of each Regulated Fund that holds an investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)   *Enhanced Board Approval.* The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Disposition solely to the extent that a Required Majority determines that:

(i)   the Disposition complies with Conditions 2(c)(i), (ii), (iii)(A), and (iv); and

(ii)   the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 or Rule 17d-1, as applicable, and records the basis for the finding in the Board minutes.

(c)   *Additional Requirements.* The Disposition may only be completed in reliance on the Order if:

(i)   *Same Terms and Conditions.* Each Regulated Fund has the right to participate in such Disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the Affiliated Funds and any other Regulated Fund;

(ii)   *Original Investments.* All of the Affiliated Funds' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

(iii)   *Advice of counsel.* Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iv)   *Multiple Classes of Securities.* All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial[25] in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

      (v)   *No control.* The Affiliated Funds, the other Regulated Funds, and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

8.   <u>Standard Review Follow-Ons</u>.

(a)   *General.* If any Regulated Fund or Affiliated Fund desires to make a Follow-On Investment in an issuer and the Regulated Funds and Affiliated Funds holding investments in the issuer previously participated in a Co-Investment Transaction with respect to the issuer:

      (i)   the Adviser to each such Regulated Fund or Affiliated Fund will notify each Regulated Fund that holds securities of the portfolio company of the proposed transaction at the earliest practical time; and

      (ii)   the Adviser to each Regulated Fund that holds an investment in the issuer will formulate a recommendation as to the proposed participation, including the amount of the proposed investment, by such Regulated Fund.

(b)   *No Board Approval Required.* A Regulated Fund may participate in the Follow-On Investment without obtaining prior approval of the Required Majority if:

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[25]   In determining whether a holding is "immaterial" for purposes of the Order, the Required Majority will consider whether the nature and extent of the interest in the transaction or arrangement is sufficiently small that a reasonable person would not believe that the interest affected the determination of whether to enter into the transaction or arrangement or the terms of the transaction or arrangement.

(i) (A) the proposed participation of each Regulated Fund and each Affiliated

Fund in such investment is proportionate to its outstanding investments in the issuer or the

security at issue, as appropriate,[26] immediately preceding the Follow-On Investment; and

(B) the Board of the Regulated Fund has approved as being in the best interests of the

Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as

described in greater detail in the application); or

(ii) it is a Non-Negotiated Follow-On Investment.

(c) *Standard Board Approval.* In all other cases, the Adviser will provide its written

recommendation as to the Regulated Fund's participation to the Eligible Directors and the

Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required

Majority makes the determinations set forth in Condition 2(c). If the only previous Co-Investment

Transaction with respect to the issuer was an Enhanced Review Disposition, the Eligible Directors

must complete this review of the proposed Follow-On Investment both on a stand-alone basis and

together with the Pre-Boarding Investments in relation to the total economic exposure and other

terms of the investment.

(d) *Allocation.* If, with respect to any such Follow-On Investment:

(i) the amount of the opportunity proposed to be made available to any

Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds' outstanding

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[26] To the extent that a Follow-On Investment opportunity is in a security or arises in respect of a security held by the participating Regulated Funds and Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the security in question immediately preceding the Follow-On Investment using the most recent available valuation thereof. To the extent that a Follow-On Investment opportunity relates to an opportunity to invest in a security that is not in respect of any security held by any of the participating Regulated Funds or Affiliated Funds, proportionality will be measured by each participating Regulated Fund's and Affiliated Fund's outstanding investment in the issuer immediately preceding the Follow-On Investment using the most recent available valuation thereof.

investments in the issuer or the security at issue, as appropriate, immediately preceding the

Follow-On Investment; and

      (ii)   the aggregate amount recommended by the Advisers to be invested in the

Follow-On Investment by the participating Regulated Funds and any participating Affiliated

Funds, collectively, exceeds the amount of the investment opportunity,

then the Follow-On Investment opportunity will be allocated among them *pro rata* based on the size

of the Internal Orders, as described in Section III.A.1.b. of the application.

(e)   *Other Conditions.* The acquisition of Follow-On Investments as permitted by this

Condition will be considered a Co-Investment Transaction for all purposes and subject to the other

Conditions set forth in the application.

9.   Enhanced Review Follow-Ons.

(a)   *General.* If any Regulated Fund or Affiliated Fund desires to make a Follow-On

Investment in an issuer that is a Potential Co-Investment Transaction and the Regulated Funds and

Affiliated Funds holding investments in the issuer have not previously participated in a Co-

Investment Transaction with respect to the issuer:

      (i)   the Adviser to each such Regulated Fund or Affiliated Fund will notify each

Regulated Fund that holds securities of the portfolio company of the proposed transaction at

the earliest practical time;

      (ii)   the Adviser to each Regulated Fund that holds an investment in the issuer

will formulate a recommendation as to the proposed participation, including the amount of

the proposed investment, by such Regulated Fund; and

      (iii)   the Advisers will provide to the Board of each Regulated Fund that holds an

investment in the issuer all information relating to the existing investments in the issuer of the Regulated Funds and Affiliated Funds, including the terms of such investments and how they were made, that is necessary for the Required Majority to make the findings required by this Condition.

(b)   *Enhanced Board Approval.* The Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority reviews the proposed Follow-On Investment both on a stand-alone basis and together with the Pre-Boarding Investments in relation to the total economic exposure and other terms and makes the determinations set forth in Condition 2(c). In addition, the Follow-On Investment may only be completed in reliance on the Order if the Required Majority of each participating Regulated Fund determines that the making and holding of the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable. The basis for the Board's findings will be recorded in its minutes.

(c)   *Additional Requirements.* The Follow-On Investment may only be completed in reliance on the Order if:

(i)   *Original Investments.* All of the Affiliated Funds' and Regulated Funds' investments in the issuer are Pre-Boarding Investments;

(ii)   *Advice of counsel.* Independent counsel to the Board advises that the making and holding of the investments in the Pre-Boarding Investments were not prohibited by Section 57 (as modified by Rule 57b-1) or Rule 17d-1, as applicable;

(iii)   *Multiple Classes of Securities.* All Regulated Funds and Affiliated Funds that hold Pre-Boarding Investments in the issuer immediately before the time of completion of the Co-Investment Transaction hold the same security or securities of the issuer. For the purpose of determining whether the Regulated Funds and Affiliated Funds hold the same security or securities, they may disregard any security held by some but not all of them if, prior to relying on the Order, the Required Majority is presented with all information necessary to make a finding, and finds, that: (x) any Regulated Fund's or Affiliated Fund's holding of a different class of securities (including for this purpose a security with a different maturity date) is immaterial in amount, including immaterial relative to the size of the issuer; and (y) the Board records the basis for any such finding in its minutes. In addition, securities that differ only in respect of issuance date, currency, or denominations may be treated as the same security; and

(iv)   *No control.* The Affiliated Funds, the other Regulated Funds, and their affiliated persons (within the meaning of Section 2(a)(3)(C) of the Act), individually or in the aggregate, do not control the issuer of the securities (within the meaning of Section 2(a)(9) of the Act).

(d)   *Allocation.* If, with respect to any such Follow-On Investment:

(i)   the amount of the opportunity proposed to be made available to any Regulated Fund is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments in the issuer or the security at issue, as appropriate, immediately preceding the Follow-On Investment; and.

(ii)   the aggregate amount recommended by the Advisers to be invested in the Follow-On Investment by the participating Regulated Funds and any participating Affiliated Funds, collectively, exceeds the amount of the investment opportunity,

then the Follow-On Investment opportunity will be allocated among them pro rata based on the size of the Internal Orders, as described in Section III.A.1.(b) of the application.

(e)   *Other Conditions.* The acquisition of Follow-On Investments as permitted by this Condition will be considered a Co-Investment Transaction for all purposes and subject to the other Conditions set forth in the application.

10.   Board Reporting, Compliance and Annual Re-Approval.

(a)   Each Adviser to a Regulated Fund will present to the Board of each Regulated Fund, on a quarterly basis, and at such other times as the Board may request, (i) a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or any of the Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies and Board-Established Criteria that were not made available to the Regulated Fund, and an explanation of why such investment opportunities were not made available to the Regulated Fund; (ii) a record of all Follow-On Investments in and Dispositions of investments in any issuer in which the Regulated Fund holds any investments by any Affiliated Fund or other Regulated Fund during the prior quarter; and (iii) all information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Independent Trustees, may determine whether all Potential Co-Investment Transactions and Co-Investment Transactions during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the Conditions.

(b)   All information presented to the Regulated Fund's Board pursuant to this Condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

(c)   Each Regulated Fund's chief compliance officer, as defined in Rule 38a-1(a)(4), will prepare an annual report for its Board each year that evaluates (and documents the basis of that evaluation) the Regulated Fund's compliance with the terms and Conditions of the application and the procedures established to achieve such compliance.

(d)   The Independent Trustees will consider at least annually whether continued participation in new and existing Co-Investment Transactions is in the Regulated Fund's best interests.

11.   Record Keeping. Each Regulated Fund will maintain the records required by Section 57(f)(3) of the Act as if each of the Regulated Funds were a BDC and each of the investments permitted under these Conditions were approved by the Required Majority under Section 57(f).

12.   Director Independence. No Independent Trustee of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise be an "affiliated person" (as defined in the Act) of any Affiliated Fund.

13.   Expenses. The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the Securities Act) will, to the extent not payable by the Advisers under their respective advisory agreements with the Regulated Funds and the Affiliated Funds, be shared by the Regulated Funds and the participating Affiliated Funds in proportion to the relative amounts of the securities held or being acquired or disposed of, as the case may be.

14.   <u>Transaction Fees</u>.[27] Any transaction fee (including break-up, structuring, monitoring or commitment fees but excluding brokerage or underwriting compensation permitted by Section 17(e) or 57(k)) received in connection with any Co-Investment Transaction will be distributed to the participants on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by an Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in Section 26(a)(1), and the account will earn a competitive rate of interest that will also be divided pro rata among the participants. None of the Advisers, the Affiliated Funds, the other Regulated Funds or any affiliated person of the Affiliated Funds or the Regulated Funds will receive any additional compensation or remuneration of any kind as a result of or in connection with a Co-Investment Transaction other than (i) in the case of the Regulated Funds and the Affiliated Funds, the pro rata transaction fees described above and fees or other compensation described in Condition 2(c)(iii)(B)(z), (ii) brokerage or underwriting compensation permitted by Section 17(e) or 57(k) or (iii) in the case of the Advisers, investment advisory compensation paid in accordance with investment advisory agreements between the applicable Regulated Fund(s) or Affiliated Fund(s) and its Adviser.

15.   <u>Independence</u>. If the Holders own in the aggregate more than 25 percent of the Shares of a Regulated Fund, then the Holders will vote such Shares in the same percentages as the Regulated Fund's other shareholders (not including the Holders) when voting on (1) the election of trustees; (2) the removal of one or more trustees; or (3) any other matter under either the Act or applicable State law affecting the Board's composition, size or manner of election; provided

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[27]   Applicants are not requesting and the Commission is not providing any relief for transaction fees received in connection with any Co-Investment Transaction.

however, that this Condition 15 will not apply to a Regulated Fund during any time which the

Holders in the aggregate own 100% of the Shares of such Regulated Fund.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary